U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[X] Form 10-KSB;[ ] Form 20-F;[ ] Form 11-K;[ ] Form 10-QSB;[ ] Form N-SAR

     For Period Ended:                                   December 31, 2002

     [ ]Transition Report on Form 10-K                    SEC FILE NUMBER
     [ ]Transition Report on Form 20-F                      033-03362-D
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: ___________________________________
______________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

Part I--Registrant Information
______________________________________________________________________________

   Full Name of Registrant:               KLEENAIR SYSTEMS, INC.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    1711 Langley Avenue
           City, State & Zip Code         Irvine, CA  92614
______________________________________________________________________________

Part II--Rules 12b-25 (b) and (c)
______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
______________________________________________________________________________

Part III--Narrative
______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Due to the size of the administrative staff of the Company, we have been unable to complete all of the activities being carried on by the Company during the last half of February and the first half of March. One of those activities being the preparation of the Form 10-KSB. We have been involved in negotiations regarding a potential capital infusion and regarding the previously reported acquisition of Servotech. This acquisition has not been consummated and the original agreement has expired under its own terms. However, the managements of the Company and Servotech are still pursuing discussions regarding a the combination of the entities. Additionally, because of the other delays, an anticipated filing of the 10-KSB before March 15 was not accomplished. The Company's President had to spend the last two weeks of March in England completing previously scheduled meetings with potential European distribution channels. The test results from the London taxi's and buses has generated substantial interest in the Company's noxious emissions control product. With these obligations, the President, who is also the Chief Financial Officer, has not had an opportunity to review the audit and the completed Form 10-KSB in order to provide the certifications required by the Sarbanes-Oxely Act of 2002 and revised SEC requirements.

    Additionally, the Company has not received the final version of audit report from its auditors by March 31. The delays in other areas has resulted in our independent accountants' not finalizing their audit of our financial statements in order for us to be able to file our annual report by the 90 day due date.

    Completion of the filing is fully expected to occur within the fifteen day extension created through this notification.

______________________________________________________________________________

Part IV--Other Information
______________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:     Lionel Simons          (949) 955-3492

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
is no, identify report(s).                                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          KLEENAIR SYSTEMS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 31, 2003                      By: /s/   LIONEL SIMONS.
                                            Lionel Simons, President and
                                            Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
______________________________________________________________________________

                         Robert Early & Company, P.C.
                         2500 S. Willis, Suite 104
                             Abilene, TX  79605
                               (325) 691-5790



March 31, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  200549


RE:  KleenAir Systems, Inc.
     SEC File # 033-03362-D


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of
Part II of Form 12b-25.

We are the independent auditors of KleenAir Systems, Inc. and have been and have been engaged to audit its financial statements for the year ended December 31, 2002. The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file its Annual report on Form 10-KSB for the year ended December 31, 2002 partially because our firm has not yet completed its audit of the financial statements of the Registrant for such period.

We hereby advise you that we have read the statements made by the Registrant in part III of its filing on Form 12b-25. Please be advised that we concur with the statement that we have not provided the final version of our audit report. This delivery has been delayed because of the absence of the Company's President and Chief Financial Officer and the delay in receiving management's representations which are an essential element in the completion of our audit.


Very truly yours,


/s/ Robert Early & Company, P.C.
ROBERT EARLY & COMPANY, P.C.